Suite # 507 – 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
Phone # 604-669-1081 Fax # 604-669-2015
Website: www.canadianrockport.com e-mail – crh@canadianrockport.com

February 2, 2006

Mr. John Cash
Accounting Branch Chief
Security and Exchange Commission
Washington, DC 20549-7010

Re:	Canadian Rockport Homes International, Inc.
Form 10-K/2 for the Fiscal Year Ended December 31, 2004
File No. 333-62786

Dear Mr. Cash,

This is in response to the Commission’s comments as reflected in its January 24, 2006, correspondence pertaining to the filing of our Form 10-K/2 the year ended December 31, 2004. Our response is as follows:

General

Item 1 – Filing of all appropriate Exchange Act filings.

The Registrant is in the process of having its 10-Q for the quarter ended September 30, 2005 prepared.

Item 2 – Filing of 8-K explaining reason for delay in filing of 10-Q’s.

The Registrant is in the process of preparing the 8-K explaining that the delay in filing its 10Q’s pertains to our inability to pay our outside accountants and auditor in a timely manner.

Mr. John Cash
February 2, 2006

Form 10-K/A for the Fiscal Year Ended Decemebr31, 2004

Item 3 – Liquidity and Capital

The Registrant has amended its 10-K/2 and expanded its table of contractual obligations and added a discussion of its accrued compensation obligation as required pursuant to Item 303(A)(5) of Regulation S-K. The section has been further amended to include the fact that interest accruing on promissory notes and loans are also due on demand.

Item 4 – Consolidated Statement of Stockholders’ Equity (Deficit)

The Registrant has amended its 10-K to revise its statement of stockholders’ equity (deficit) in its entirety to include totals which reconcile to amounts reflected in the equity section of the Registrant’s balance sheet.

Form 10-Q for the Fiscal Quarter Ended March 31. 2005

Item 5 - Leases

Attached is the related Chilean Civil Codes (in spanish) and the attorney’s English translation as previously indicated.

Item 6 – Controls and Procedures

The Registrant has amended its 10Q to revise the section “Controls and Procedures: to disclose that management’s evaluation of the effectiveness of its disclosure controls and procedures was as of the end of Registrant’s quarter.

Item 7 - Exhibit 31 – Certifications

The Section 302 certifications have been revised accordingly.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 8 - Exhibit 31 – Certifications

The Section 302 certifications have been revised accordingly.

Mr. John Cash
February 2, 2006

If I can be further assistance, please contact me.

Sincerely,

William Malone, President